EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State of Organization or Incorporation

Digitas International Inc.	Delaware Corporation

Digitas Netherlands Holding Inc.	Delaware Corporation

BSH Holding LLC	Delaware Limited Liability Company

Digitas LLC	Delaware Limited Liability Company

Bronner Slosberg Humphrey Inc.	Massachusetts Corporation

Sansome Inc.	Massachusetts Corporation

Digitas (Europe) Inc.	Massachusetts Corporation

Digitas Asia Ltd	Hong Kong Limited Company

Digitas Cayman Island	Cayman Island Limited

Digitas Europe (France) S.A.S.	French S.A.S.

Digitas Europe (Ireland) Limited	Irish Limited

Digitas Mexico, S. de R.L. de C.V.	Mexico S. de R.L. de C.V.